Exhibit 99.14

Not for release, publication or distribution, in whole or in part, in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction

This announcement contains inside information.

For immediate release: 17 January 2017

BAT Announces Agreement to Acquire Reynolds

British American Tobacco p.l.c. (“BAT”) and Reynolds American Inc. (“Reynolds”), have agreed the terms of a recommended offer for BAT to acquire the remaining 57.8% of Reynolds it does not already own. The transaction has been unanimously approved by the Transaction Committee of independent Reynolds directors established to evaluate the BAT offer. The transaction has also been approved by the Boards of Reynolds and BAT.

Agreed Terms

●
Reynolds shareholders will receive for each Reynolds share $29.44 in cash and 0.5260 BAT ordinary shares which shall be represented by BAT American Depository Receipts (ADRs) listed on the New York Stock Exchange

●
Based on BAT’s share price and the Dollar-Sterling exchange rate as at market close on 16 January 2017[1], this implies a total current value of $59.64 per Reynolds share and a total current value of approximately $49.4 billion for the 57.8% of Reynolds not already owned by BAT

●	Represents a premium of 26% over the closing price of Reynolds common stock on 20 October 2016 (being the last day prior to BAT’s announcement of a proposal to merge with Reynolds)
●	NYSE-listed Level III ADRs representing BAT ordinary shares will be issued following registration under US securities laws

Creates a stronger, truly global tobacco and Next Generation Products (“NGP”) company to deliver sustained long-term profit growth and returns with:

●	A balanced presence in high growth emerging markets and high profitability developed markets, combined with direct access to the attractive US market
●	A portfolio of strong, growing global brands, bringing together ownership of Newport, Kent and Pall Mall
●	A truly global NGP business, with a world class pipeline of vapour and tobacco heating products and access to the fastest growing NGP markets
●	At least $400m of annualised cost synergies anticipated by the end of year 3, supporting continued margin improvement
●	EPS and DPS accretive in the first full year and targeting mid-single digit EPS accretion in year 3, with the transaction beating the Group’s WACC for the US by year 5.
●	Enhanced cash generation with increased control of a significant proportion of group cash flows
●	Continued commitment to BAT’s dividend policy with a payout ratio of at least 65%
●	A continuing strong financial profile, targeting a solid investment grade credit rating through progressive deleveraging

BAT’s Chief Executive, Nicandro Durante commented:

"We are very pleased to have reached an agreement with the Transaction Committee and Board of Reynolds and we look forward to putting the recommended offer to shareholders.  We have been shareholders in Reynolds since 2004 and we have benefited from the success of the present management team’s strategy, including its acquisition of Lorillard, which we supported with our own investment in 2015. BAT has consistently executed a winning strategy and has a proven track record of delivering strong results and returns for its shareholders while successfully investing for future growth.  Our combination with Reynolds will benefit from utilising the best talent from both organisations. It will create a stronger, global tobacco and NGP business with direct access for our products across the most attractive markets in the world.  We believe this will drive continued, sustainable profit growth and returns for shareholders long into the future."

1 Reference BAT share price of GBp 4,762.5 and exchange rate of 1.2056 as quoted by Bloomberg

Key terms of the transaction

The transaction will be effected through a US statutory merger in which Reynolds shareholders, other than BAT, will receive $29.44 in cash and 0.5260 BAT ordinary shares which shall be represented by BAT ADRs listed on the New York Stock Exchange for each of their Reynolds shares.

Based on BAT’s share price and the Dollar-Sterling exchange rate as at market close on 16 January 2017, the purchase price implies a total current value of $49.4 billion for the remaining 57.8% of Reynolds not owned by BAT, comprised of approximately $24.4 billion in cash and $25.0 billion in BAT ADRs

Based on BAT’s share price and the Dollar-Sterling exchange rate as at market close on 16 January 2017, the agreed terms represent a premium of: 26% over the closing price of Reynolds common stock on 20 October 2016 (the last day prior to BAT’s announcement of a proposal to merge with Reynolds) and a current Enterprise Value of $97 billion which, based on reported LTM EBITDA to 30 September 2016, represents an attractive multiple of 16.9x.

The cash component of the transaction will be financed by a combination of existing cash resources, new bank credit lines and the issuance of new bonds. A $25bn acquisition facility has been entered into with a syndicate of banks to provide financing certainty. The acquisition facility comprises $15bn and $5bn bridge loans with 1 and 2-year maturities respectively, each with two six month extensions available at BAT’s option. In addition, the facility includes two $2.5bn term loans with maturities of 3 and 5 years. BAT intends to refinance the bridge loans through capital market debt issuances in due course.

BAT is committed to maintaining a solid investment grade credit rating and intends to delever, targeting a net debt to EBITDA metric of around 3.0x by the end of 2019.

BAT anticipates taking actions to treat legacy Reynolds and BAT debt pari-passu.

Until completion Reynolds shareholders will remain entitled to Reynolds dividends payable in the ordinary course. Reynolds shareholders will be entitled to BAT dividends (with record dates following completion) in respect of their new BAT shares from the time of issuance of such shares.

BAT intends to register BAT ADRs under US securities laws.  The transaction is a Class 1 transaction for BAT for the purposes of the UK Listing Rules requiring the approval of BAT shareholders.  A shareholder circular, together with notice of the relevant shareholder meeting, will be distributed to BAT shareholders in due course. The parties expect the transaction to close during Q3 2017.

It has been agreed that three of the non-BAT nominated Reynolds directors will join the Board of BAT at closing.

Both the BAT and the Reynolds’ Boards will recommend the transaction to their respective shareholders.  A break fee of up to $1 billion is payable by either BAT or Reynolds under certain circumstances. More information is provided in the Closing Conditions section.

Creates a stronger, truly global tobacco and Next Generation Products (“NGP”) company

Post transaction, the group will be a larger, broader, more geographically diversified business with a unique footprint providing continued exposure to high growth emerging markets, direct access to the opportunity in the US market, and a broad presence in key developed markets.

Direct access to the attractive US market:

The US is the largest tobacco profit pool globally (ex-China), with the combination of affordable pack prices, relatively high disposable incomes and a growing market for NGPs underpinning the opportunity for long-term profitable growth.

Reynolds is well-positioned as the number two player in the US market, with three out of the four top selling cigarette brands and the benefits from the Lorillard acquisition already evident.  Reynolds has a 34% cigarette market share, with Newport the leading brand in menthol, Pall Mall the leading value brand and Natural American Spirit, the fastest growing premium brand. Reynolds’ American Snuff subsidiary also has a 33% share of the growing moist snuff segment, led by its Grizzly brand.

BAT has a successful track record of developing strong brands and growing market share through a consistent focus on product quality and innovation, enabling it to build on Reynolds’ existing share growth momentum.

Significant presence in high growth emerging markets:

BAT has a significant presence in emerging markets across South America, Africa, the Middle East and Asia and emerging markets will account for 60% of volume in the enlarged group. Over the last 5 years, revenue per pack in these markets has grown at more than twice the rate compared to developed markets. With generally low cigarette pack prices and expectations of continued growth in consumer disposable income over the long term, the future profit growth opportunity remains strong.  BAT sees emerging markets as the source of future profit growth for the BAT group and developed markets as the source of current profit growth.

Portfolio of strong, global brands:

BAT has a proven track record of developing strong, global brands driven by innovation and product quality.  The Global Drive Brand portfolio of Dunhill, Kent, Lucky Strike, Pall Mall and Rothmans has grown volume at an average of 7% per annum over the last 3 years, gaining more than 200bps share over the period.  The transaction also brings together the Newport, Kent and Pall Mall brands under common ownership.

Establishes a truly global NGP business with a world class pipeline:

The combined business will be the only truly global company in the fast growing NGP category, with a unique opportunity to leverage scale and insights across the largest and fastest growing NGP markets and categories.

BAT's multi category strategy in NGPs is aimed at satisfying different consumer moments, with the capability of effectively addressing rapidly developing consumer behaviours.  Based on our estimated share of the global vapour market outside the US, BAT is already the largest international company in the category, having successfully launched a portfolio of products in the 5 largest vapour markets in Europe.  This includes leadership positions in the United Kingdom and Poland.  In December 2016, Glo, an innovative tobacco heating product, was launched in Japan with encouraging early results.

In addition, Reynolds' Vuse is one of the leading vapour brands sold in retail in the world's largest vapour market.

The transaction will benefit from the best of the two companies’ talented R&D and NGP organisations and allow NGP capabilities to be shared more broadly.  Direct access to the US vapour market permits further leverage of this world class pipeline of NGPs.

Delivers sustained long-term profit growth and returns

The transaction on the recommended terms represents an attractive offer to Reynolds shareholders, with a significant cash component and the opportunity to participate in the future returns from the combined company. The transaction also meets BAT's financial criteria for acquisitions.

Direct access to the opportunity in the US market further supports BAT’s commitment to delivering long-term profitable growth through consistent revenue growth and margin enhancement of 50-100 basis points on average, per annum.

BAT anticipates realising at least $400m in annualised cost synergies by the end of year 3. These synergies will be achieved by leveraging the scale of the combined business, increasing efficiencies and aligning to BAT’s Target Operating Model.  Cost synergies exist in three main areas – procurement, product development and corporate costs of the combined group.  The delivery of these synergy benefits, together with the opportunity for profitable growth in the US market, further supports BAT’s commitment to margin enhancement of 50-100 basis points on average, per annum.

BAT’s existing manufacturing footprint will be enhanced by the inclusion of the Reynolds Group’s high quality production facilities in North Carolina and Tennessee.

The transaction is expected to be accretive to adjusted fully diluted EPS in the first full year, targeting mid-single digit EPS accretion in year 3, and to beat the group WACC for the US by year 5. The transaction will significantly enhance BAT’s cash flow generation profile with increased control of what will be a significant proportion of group cash flows and a more diversified FX exposure.

BAT intends to maintain its dividend policy of a minimum 65% payout ratio post transaction and expects the transaction to be accretive to dividends per share.

Closing conditions

The parties expect the transaction to close during the third quarter of 2017, subject to: obtaining affirmative votes from BAT and Reynolds shareholders; obtaining anti-trust approvals in the US and Japan; registration of BAT shares with the SEC; approval of the BAT shares for listing on the LSE and the BAT ADRs on the NYSE; and, other customary conditions.  Completion of the merger is not subject to any financing condition.

BAT intends to register BAT ADRs under US securities laws.  The transaction is a Class 1 transaction for BAT for the purposes of the UK Listing Rules requiring the approval of BAT shareholders.  A shareholder circular, together with notice of the relevant shareholder meeting, will be distributed to BAT shareholders in due course.

If either of the BAT or Reynolds’ Boards decides in line with its fiduciary duties to withhold or withdraw its recommendation to its shareholders to vote in favour of the transaction and the merger agreement is terminated, such party would be required to pay a break fee of $1 billion to the other party.  Under certain circumstances, in the event that the merger agreement is terminated and a competing transaction completes within 12 months of that termination, the party completing the competing transaction would be required to pay a break fee of $1 billion.  In the event that (a) certain anti-trust approvals are not obtained or (b) an anti-trust approval is conditioned on disposals or other conduct remedies and BAT does not accept such conditions and therefore does not complete this transaction, BAT must pay an anti-trust break fee of $500 million to Reynolds.   The anti-trust break fee would not be payable in addition to the $1 billion break fee.

BAT intends to file the merger agreement and other relevant documents with the SEC and such documents may be retrieved free of charge at the SEC’s website, http://www.sec.gov.  These are expected to be available at some point later today.

Conference Call and Webcast Information
BAT will host a conference call and live webcast at 8.30am GMT on 17th January 2017, to discuss the merger agreement.

Webcast and Conference Call
A live webcast of the announcement is available via www.bat.com/ir.
If you wish to listen to the presentation via a conference call facility please use the dial in details below:
Dial-in number: +44 20 3139 4830
Passcode: 97647764#

Conference Call Playback Facility
A replay of the conference call will also be available for 30 days.
Dial-in number: +44 20 3426 2807
Passcode: 682173#

ENQUIRIES
For BAT

BAT Press Office +44 (0)207 845 2888 (24 hours)	BAT Investor Relations Mike Nightingale / Rachael Brierley / Sabina Marshman +44 (0)207 845 1180 / 1519 / 1781

FTI Consulting (UK PR agency) John Waples +44 (0)20 3727 1515 Edward Bridges +44 (0)20 3727 1067 David Waller +44 (0)20 3727 1651	Sard Verbinnen & Co. (US PR agency) US: George Sard / Jim Barron +1 212 687 8080 UK: Michael Henson +44 (0)20 3178 8914

Centerview Partners UK: Nick Reid / Hadleigh Beals +44 (0)207 409 9700	Deutsche Bank UK: Nigel Meek / James Ibbotson Matt Hall / Jimmy Bastock (Corporate Broking) +44 (0)207 545 8000

US: Blair Effron +1 212 380 2650	US: James Stynes +1 212 250 2500

UBS UK: John Woolland / James Robertson David Roberts (Corporate Broking) +44 (0)207 568 1000

The person responsible for making this announcement is Nicola Snook, BAT’s Company Secretary.

NOTES TO EDITORS

About BAT

BAT is a global tobacco group with brands sold in more than 200 markets. It employs more than 50,000 people worldwide and has over 200 brands in its portfolio, with its cigarettes chosen by around one in eight of the world’s one billion smokers. BAT has market leading positions in at least 55 markets around the world.  The Group generated £5 billion adjusted profit from operations in 2015.

About Reynolds

For the year ended 31 December 2015, Reynolds generated profit before tax of $6,384 million and as at 30 September 2016 had gross assets of $51,792 million.

Centerview Partners, Deutsche Bank and UBS are acting as financial advisers to BAT. Deutsche Bank and UBS are joint corporate brokers to BAT and acting as joint sponsors to BAT in relation to the transaction described in this announcement.  Cravath, Swaine & Moore LLP and Herbert Smith Freehills LLP are acting for BAT as US and UK legal counsel respectively.  PwC are acting as accountants and advisors to BAT on the transaction described in this announcement.

Centerview Partners UK LLP (“Centerview Partners”) is authorised and regulated by the Financial Conduct Authority in the United Kingdom.  Centerview Partners is acting exclusively for BAT and no one else in connection with the transaction described in this announcement.  Centerview Partners will not regard any other person as its client in relation to the transaction described in this announcement  and will not be responsible to any person other than BAT for providing the protections afforded to clients of Centerview Partners or for providing advice in relation to the transaction described in this announcement or any other matter referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB London”), and Deutsche Bank Securities Inc. (“DBSI” and with DB London, “DB”) are acting as joint financial adviser and DB London is acting as joint corporate broker and joint sponsor to BAT. DB are acting exclusively for BAT and no one else in connection with the transaction described in this announcement. DB will not regard any other person as their client in relation to the transaction described in this announcement and will not be responsible to any person other than BAT for providing the protections afforded to clients of DB or for providing advice in relation to the transaction described in this announcement or any other matter referred to herein.

UBS Limited is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS Limited is acting exclusively for BAT and no one else in connection with the transaction described in this announcement. UBS Limited will not regard any other person as its client in relation to the transaction described in this announcement and will not be responsible to any person other than BAT for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the transaction described in this announcement or any other matter referred to herein.

Apart from the responsibilities and liabilities, if any, which may be imposed on it by the Financial Services and Markets Act 2000, none of Centerview Partners, DB or UBS Limited accepts any responsibility whatsoever and makes no representation or warranty, express or implied, as to the contents of this announcement, including its accuracy, fairness, sufficiency, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with BAT or the transaction described in this announcement, and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Each of Centerview Partners, DB and UBS Limited accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement.

For further information

A copy of this announcement will be made available, subject to certain jurisdiction restrictions, on BAT's website at BATReynolds.transactionannouncement.com. For the avoidance of doubt, the contents of this website is not incorporated into and does not form part of this announcement.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than the United States or the United Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United States or the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Copies of this announcement and formal documentation relating to the transaction will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction outside of the United States and the United Kingdom where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Doing so may render invalid any related purported vote in respect of the transaction

Forward looking statements

Certain statements in this communication regarding the proposed merger of Reynolds and BAT (the “Proposed Transaction”), the expected timetable for completing the Proposed Transaction, the benefits and synergies of the Proposed Transaction, future opportunities for the combined company and any other statements regarding BAT’s, Reynolds’ or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this communication. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: whether the conditions to the Proposed Transaction will be satisfied and the Proposed Transaction will be completed on the anticipated timeframe, or at all; the failure to realize contemplated synergies and other benefits from the Proposed Transaction; the incurrence of significant costs and the availability and cost of financing in connection with the Proposed Transaction; the effect of the announcement of the Proposed Transaction, and related uncertainties as to whether the Proposed Transaction will be completed, on BAT’s, Reynolds’ or the combined company’s ability to retain customers, retain and hire key personnel and maintain relationships with suppliers and on their operating results and businesses generally; the ability to maintain credit ratings; changes in the tobacco industry and stock market trading conditions; changes or differences in domestic or international economic or political conditions; changes in tax laws and rates; the impact of adverse legislation and regulation; the ability to develop, produce or market new alternative products profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends; adverse litigation and dispute outcomes; and changes in the market position, businesses, financial condition, results of operations or prospects of BAT, Reynolds or the combined company.

Additional information concerning these and other factors can be found in Reynolds’ filings with the U.S. Securities and Exchange Commission (“SEC”), including Reynolds’ most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.BAT.com. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and BAT undertakes no obligation to update or revise publicly any forward-looking statements or other data or statements contained within this communication, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT or Reynolds for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT or Reynolds, respectively.

Additional information and where to find it

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the Proposed Transaction by BAT.

BAT intends to file relevant materials with the SEC, including a registration statement on Form F-4 that will include a proxy statement of Reynolds that also constitutes a prospectus of BAT. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the proxy statement/prospectus, because they will contain important information about the Proposed Transaction. Investors and security holders will be able to obtain the documents (if and when available) free of charge at the SEC’s website, http://www.sec.gov, or for free from BAT by using the contact details above.  Such documents are not currently available.

BAT will also prepare a shareholder circular to be distributed to BAT shareholders. BAT urges BAT shareholders to read the shareholder circular carefully when it becomes available because it will contain important information in relation to the transaction. Any vote in respect of the resolutions to be proposed at the general meeting of BAT to approve the transaction and related matters should be made only on the basis of the information contained in the shareholder circular.

Participants in solicitation

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC in connection with the Proposed Transaction. Nonetheless, BAT and its affiliates and each of their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Reynolds common stock with respect to the Proposed Transaction. Information about such parties and a description of their interests are set forth in BAT’s 2015 Annual Report, which may be obtained free of charge from BAT’s website www.BAT.com and the proxy statement for Reynolds’ 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2016. To the extent holdings of Reynolds securities by such parties have changed since the amounts contained in the proxy statement for Reynolds’ 2016 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interest of such parties will also be included in the materials that BAT intends to file with the SEC in connection with the Proposed Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from BAT using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication should not be construed as, investment advice and is not intended to form the basis of any investment decision, nor does it form the basis of any contract for acquisition or investment in any member of the BAT group, financial promotion or any offer, invitation or recommendation in relation to any acquisition of, or investment in, any member of the BAT group.

If you are in any doubt about the contents of this announcement or the action you should take, you are recommended to seek your own independent personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser duly authorised under the UK Financial Services and Market Act 2000 (as amended) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.